 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 01 July 2026

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 01 July 2026 — NGV to invest $1.75bn in Joulent

Exhibit 99.1

01 July 2026

National Grid plc

National Grid Ventures to invest $1.75 billion in Joulent, a platform that is developing integrated power solutions for US large load customers

National Grid today announces that National Grid Ventures ("NGV") has agreed to invest $1.75 billion to secure a 35% interest in Joulent LLC ("Joulent"), as part of a broader strategic partnership. Joulent will focus on developing contracted power generation and high voltage infrastructure for US large load customers, providing integrated solutions to help meet rapidly rising demand for reliable, scaled power at speed.

Zoë Yujnovich, Chief Executive said: "Our investment in Joulent is a disciplined, partner-led investment in contracted critical infrastructure for the AI-driven large load economy. Through National Grid Ventures, we are gaining exposure to a major source of electricity demand growth that diversifies our regional US exposure and is supported by strong partners. It extends National Grid's core strengths of investing in long-duration infrastructure with contractual cash flows and attractive risk-adjusted returns."

Chris James, Founder and CEO of Joulent said: "This investment from National Grid Ventures strengthens Joulent's ability to deliver reliable, large-scale power on the timelines AI infrastructure and advanced industry now requires. We are building an independent company designed for speed, scale and execution, without shifting the cost of that growth onto local communities, while also providing tailor-made and cost-competitive solutions for our customers."

The investment is consistent with National Grid's ambition to pursue select critical infrastructure growth opportunities emerging from the transforming energy landscape. It expands National Grid's exposure to the rapidly growing US large load power market and diversifies its US regional presence through an advanced platform that is underpinned by experienced partner-led execution. The investment in Joulent provides access to long-term contracted cash flows that offer the opportunity to earn attractive risk-adjusted returns in excess of National Grid's regulated returns.

NGV's investment will enable the development of Joulent's foundational project, Project Kilby ("Kilby"), in a 50/50 partnership with Chevron Corporation. Kilby is a 2.67 GW co-located power facility in West Texas that will provide dedicated electricity to a Microsoft-operated data centre campus under a 20-year power purchase agreement. Development of the project is at an advanced stage with secured critical equipment including GE Vernova turbines and reserved EPC capacity, and it is targeting first power delivery in 2028.

Noelle Walsh, Microsoft President of Cloud Operations + Innovation, said: "AI and cloud are advancing at a pace that requires closer coordination between energy and infrastructure, and we welcome National Grid Ventures' experience and capabilities in helping address this challenge and support reliable, high-performance compute at scale."

Joulent also has a multi-GW pipeline of future projects, that could provide incremental growth opportunity over time.

Joulent has built the capabilities, partnerships and resources to develop integrated power solutions for US large load customers, including data centres, which can accelerate speed-to-power. These solutions include co-located gas generation, battery storage, renewables integration and 'Across-the-Meter' grid connections. Joulent's solutions are designed to scale quickly to meet the near-term large load demand for power that will support economic growth, without shifting the cost of that growth onto local communities, and ultimately will enable the longer-term path to a grid connection.

The strategic partnership is intended to extend beyond capital, with National Grid enhancing Joulent through contributing its deep operational capabilities, including expertise in high-voltage networks, system integration and balancing, infrastructure development and project execution. This will help to support resilient, scalable solutions for customers with significant electricity demand. The strategic partnership is also expected to provide insights and relationships that can strengthen National Grid's existing data centre connection programme, where it expects to connect >10GW of data centre demand across the UK and US over the next five years.

The investment is incremental to National Grid's existing five-year capital investment programme of at least £70 billion by FY31, with the Final Investment Decision expected by the end of 2026. It will be funded through the Group's existing balance sheet headroom, while maintaining a strong investment grade credit rating. The transaction is not expected to affect the Group's current five-year financial framework. Joulent is expected to be free cash flow positive from the early 2030's, which could either help fund future projects or be distributed to the JV partners.

A factsheet that further explains the investment is available on our website at: https://www.nationalgrid.com/investors/resources/factsheets

About National Grid Ventures

National Grid Ventures (NGV), the commercial arm of National Grid plc, develops, builds and operates energy infrastructure that strengthens the power system and delivers reliable, affordable energy for communities.

In the US, NGV's portfolio includes competitive transmission, battery storage, solar, LNG storage, and conventional generation assets. A global leader in transmission infrastructure, NGV operates the world's largest portfolio of high voltage subsea interconnectors in Europe and is applying that expertise to strengthen and expand the US electric grid. NGV brings decades of experience partnering with regulators and local stakeholders to build energy infrastructure that supports economic growth, improves reliability, and helps deliver lower cost energy to customers.

About Joulent

Joulent is a technology-driven energy company purpose-built to deliver reliable, multi-gigawatt energy at the speed and scale required to build the compute for artificial intelligence and other compute-intensive industries. Joulent develops and delivers firm, baseload power solutions engineered to meet the unique demands of advanced computing while minimizing impacts on existing power grids. Its modular, Across-the-Meter™ approach integrates generation, storage, and advanced controls to deliver scalable power directly to new industrial loads, while reducing strain on existing grids and providing exportable power over time.

Enquiries and contacts

Investors and Analysts

Andrew Downey	+44 (0) 7926 285 683
Tom Edwards	+44 (0) 7976 962 791
Cerys Reece	+44 (0) 7860 382 264

Media

Dan Roberts, Brunswick	+44 (0) 7980 959 590

Advisers

J.P. Morgan is acting as lead financial adviser and Evercore is acting as financial adviser to National Grid in respect of the transaction.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. This announcement also references sustainability-related targets and sustainability-related risks (including climate-related targets and climate-related risks) which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements and targets are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements and targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including due to the failure of or unauthorised access to or deliberate breaches of National Grid's systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including affordability considerations, as well as against targets and standards designed to support its role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or breaches of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology, including AI; the risk that global actions may not be effective in transitioning to net zero and in managing relevant ESG risks, including in particular climate, nature-related and human rights risks; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources, which may result in the Company's failure to achieve the expected benefits of its strategic priorities; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including its strategic infrastructure projects and joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Report section and the 'Risk factors' on pages 227 to 231 of National Grid's Annual Report and Accounts for the year ended 31 March 2026. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 01 July 2026